Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities Exchange Commission
Mail Room 4561
Washington, D.C. 20549

January 3, 2007

Re: Chesapeake Corporation
Post-Effective Amendment No. 1 on Form S-3
Filed September 29, 2006
File No. 333-126059

Form 10-K for the Fiscal Year Ended January 1, 2006
Form 10-Q for the Quarter Ended April 2, 2006
Form 10-Q for the Quarter Ended July 2, 2006
File No. 1-03203

Dear Ms. Collins:

This is to respond to the letter dated December 19, 2006, from the Staff (the “Staff”) of the Securities and Exchange Commission with respect to the above mentioned filings of Chesapeake Corporation the "Company,” “we,” “us,” or “our”). For convenience of reference, the comment contained in the Staff’s letter is reprinted below in italics, and is followed by the response of the Company.

Form 10-K for the Fiscal Year Ended January 1, 2006

Consolidated Statements of Income, page 43

1.
Please refer to comment 1 in our letter dated November 22, 2006. We have reviewed your response related to the items included in the line item titled “Other income, net” on your consolidated statements of income. Based on our review, it is not evident why certain of these items should not be reported as an offset to expenses. For example explain why amounts for vendor/warranty claims and purchase discounts/supplier rebates are not included as a reduction to cost of products sold or as a reduction to the cost of inventory. Refer to EITF 02-16. Similarly, explain why government grants, release of accruals and deferred compensation adjustments are not included in the line items of their respective expense (i.e. depreciation expense, non-cash compensation expense, etc.). Tell us how you will consider revising your consolidated statements of operations in future filings to classify such income/expenses to the appropriate line items.

We acknowledge the Staff’s comment that it is not evident why certain of the items included in the line item titled “Other income, net” on our consolidated statements of income should not be reported as an offset to related expenses. To the extent that such items may not have been reported in our prior filings as offsets to related expenses, we believe the amounts involved were not material. However, in light of our consideration of the Staff’s comment and a further review of our classification of the items previously included in “Other Income, net,” in our filing of our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2006, we will reclassify certain of these items as offsets to related line item expenses as follows:

•	Items to be included in the line item titled “Cost of products sold”:
o	Vendor/warranty claims
o	Purchase discounts/supplier rebates*
o	Government grants
o	Rental/lease related income
o	Sales of scrap

*Additionally, we have considered the guidance in EITF 02-16 with regard to reducing the cost of our inventory related to purchase discounts and supplier rebates, and concluded that these amounts are appropriately included in our statements of income.

•	Items to be included in the line item titled “Selling, general, and administrative expenses”:
o	Inter-company adjustments
o	Release of accruals
o	Deferred compensation adjustments

In future filings, we will classify these and similar items as offsets to their related revenue or expense items.

Please contact me at (804) 697-1147 if you have any questions or require any additional information with regard to our response.

Sincerely,

/s/ Joel K. Mostrom
Joel K. Mostrom
Senior Vice President and Chief Financial Officer